UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 21, 2023

HAPPYNEST REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-4479116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1997 Annapolis Exchange Parkway, Suite 300
Annapolis, Maryland 21401
(Full mailing address of principal executive offices)

(800) 507-7345
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share.

Item 9.          Other Events

Increased Investment in Trevian Capital Debt Fund, LP

On July 21, 2023, HNR Salem One LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, added an additional $500,000 to its initial investment in Trevian Capital Debt Fund, LP (“Trevian Capital Debt”). This addition brings the aggregate investment amount to $750,000. This investment was made pursuant to an addendum to the original Trevian Subscription Agreement dated July 18, 2022.

Trevian Capital Debt’s primary objective is to provide principal protection while endeavoring to achieve non-correlated attractive returns. The fund's strategy focuses on originating senior-secured (first lien) mortgages secured by commercial and multifamily real estate nationwide. The loans are typically in a first lien position and cater to borrowers who do not meet conventional timing and/or underwriting guidelines. The General Partners of Trevian Capital Debt have managed a successful bridge lending business since January 2013, overseeing a portfolio of $227,375,000 of senior-secured bridge loans that align with Trevian Capital Debt's investment criteria. The General Partners have originated $530,300,000 across 58 transactions of such loans nationwide since the business's inception.

The foregoing is a summary of the addendum to the Trevian Subscription Agreement and is qualified in its entirety by reference to the complete text of the addendum, which is filed as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated by reference into this Item 9.

Investment in Cobb CC Industrial Property Investors LP

On July 25, 2023, HNR Cobb LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased a limited partnership interest in Cobb CC Industrial Property Investors LP (“Cobb CC Industrial LP”), pursuant to a subscription agreement (the “Cobb Subscription Agreement”), for an aggregate investment amount of $50,000.

Cobb CC Industrial LP intends to indirectly acquire and operate Cobb Corporate Center (the “Property”), a five-building single-story flex office park located in Atlanta’s Kennesaw/Town Center submarket, through a 100% ownership interest in Cobb CC Industrial Property LP (the “Property Owner”).

The Property Owner intends to maintain operation of the Property. Overall, the Property is 80% leased and is situated in a Federal Opportunity Zone. The Property Owner will manage the Property for the benefit of Cobb CC Industrial LP, distributing all net cash available for distribution of its operations (after payment of operating expenses, reserves, and debt service) to Cobb CC Industrial LP.

The foregoing is a summary of the Cobb Subscription Agreement and is qualified in its entirety by reference to the complete text of the Subscription Agreement, which is filed as Exhibit 6.2 to this Current Report on Form 1-U and is incorporated by reference into this Item 9.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAPPYNEST REIT, INC.

By:	/s/ Jesse Prince
	Name:	Jesse Prince
	Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary
(Principal Executive Officer, Principal Financing Officer and Principal Accounting Officer)

Date: July 28, 2023

Index to Exhibits

Exhibit No.	Description

6.1	Addendum to Subscription Agreement made as of July 18, 2022, by HNR Salem One LLC.

6.2	Subscription Agreement made as of July 25, 2023, by HNR Cobb LLC.